Grindrod Shipping Holdings Ltd.

#03-01 Southpoint,

200 Cantonment Road,

Singapore 089763

June 12, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Grindrod Shipping Holdings Ltd.  (the “Company”)
Registration Statement on Form 20-F (No. 001-38440)

Ladies and Gentlemen:

Pursuant to Section 12(d) and Rule 12d1-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form 20-F, initially filed publicly with the Securities and Exchange Commission (the “Commission”) on March 23, 2018, as thereafter amended, be accelerated so that it will be made effective at 4:00 p.m. Eastern Daylight Time on June 15, 2018, or as soon thereafter as practicable.

The undersigned registrant hereby requests accelerated effectiveness in connection with the completion of the registration of the Company’s ordinary shares, no par value, under Section 12(b) of the Exchange Act, and planned listing on the Nasdaq Global Select Market (“Nasdaq”).  The Company has been informed by Nasdaq that Nasdaq will certify to the Commission that the Company has been approved by Nasdaq for listing and registration.

Should you have any questions regarding this request, please do not hesitate to contact Joshua Wechsler at (212) 859-8689 or Meredith Deutsch at (212) 859-8533 of Fried, Frank, Harris, Shriver and Jacobson LLP, counsel to the undersigned registrant.

Yours truly,

Grindrod Shipping Holdings Ltd.

By:	/s/ Stephen Griffiths
Name: Stephen Griffiths
Title: Chief Financial Officer